Exhibit 99.7

Doane Grant Thornton LLP
Suite 2000
733 Seymour Street
Vancouver, BC
V6B 0S6

T +1 604 687 2711
F +1 604 685 6569

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Interest of Experts” in the Prospectus Supplement, dated March 20, 2025, that is incorporated by reference into the registration statement on Form-10 (the “Form F-10) of SolarBank Corporation (the “Corporation”) and to the inclusion of the Independent Auditors’ Report prepared by us, with respect to (i) the Consolidated Financial Statements of Solar Flow-Through Funds Ltd. from August 11, 2023 to December 31, 2023, (ii) the Combined Consolidated Financial Statements of Solar Flow-Through Funds Ltd. for the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022 and (iii) the Combined Special Purpose Financial Statements of Solar Flow-Through Limited Partnership for the years ended December 31, 2022 and 2021 (each as incorporated by reference into the Form F-10).

Vancouver,	Canada Chartered Professional Accountants
March 20, 2025

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